SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                   SCHEDULE TO
                                   -----------


            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                                (Amendment No. 4)


                             VINA TECHNOLOGIES, INC.
     (Name of Subject Company (Issuer) and Name of Filing Person (Offeror))


          Options to Purchase Common Stock, Par Value $.0001 Per Share,
                    Having an Exercise Price of $1.00 or More
                         (Title of Class of Securities)

                                   92719D 10 0
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)

                                 W. Michael West
                Chairman of the Board and Chief Executive Officer
                             VINA Technologies, Inc.
                               39745 Eureka Drive
                                Newark, CA 94560
                                 (510) 492-0800
                     (Name, address, and telephone number of
                          person authorized to receive
                          notices and communications on
                            behalf of filing person)
                           ---------------------------
                                   Copies to:

                                 Stanton D. Wong
                             Pillsbury Winthrop LLP
                                  P.O. Box 7880
                         San Francisco, California 94120
                                 (415) 983-1000
                              (415) 983-1200 (Fax)
                           ---------------------------

                            CALCULATION OF FILING FEE


====================================== ========================================
      Transaction valuation*                     Amount of Filing Fee
====================================== ========================================
====================================== ========================================
            $8,668.698                                 $1,734
====================================== ========================================


* Calculated solely for purposes of determining the filing fee. This amount assumes that 5,227,943 options to purchase shares of common stock of VINA Technologies, Inc. having a weighted average exercise price of $2.65 as of May 3, 2002 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the value of the transaction.

|X| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:  $1,734
         Form or Registration No.:  Schedule TO
         Filing Party:  VINA Technologies, Inc.
         Date Filed:  May 8, 2002

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

          [ ] third party tender offer subject to Rule 14d-1.

          |X| issuer tender offer subject to Rule 13e-4.

          [ ] going-private transaction subject to Rule 13e-3.

          [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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


     This Amendment No. 4 amends and supplements the Tender Offer Statement on Schedule TO ("Schedule TO") dated May 8, 2002, and amended by Amendment No. 1 dated May 21, 2002, Amendment No. 2 dated June 13, 2002 and Amendment No. 3 dated July 23, 2002 filed by VINA Technologies, Inc., a Delaware corporation ("VINA" or the "Company"), relating to the Company's offer to exchange certain options to purchase shares of its common stock, par value $0.001 per share, having an exercise price per share greater than or equal to $1.00 for new options to purchase shares of its common stock upon the terms and subject to the conditions described in the Offer to Exchange dated May 8, 2002. This Amendment No. 4 is being filed to report the results of the Offer to Exchange.



Item 4. Terms of the Transaction.

     Item 4 of the Schedule TO is hereby amended and supplemented to add the following:

     The offer made by the Company pursuant to the Schedule TO expired at 5:00 p.m., Pacific Time, on August 15, 2002. Pursuant to the Offer to Exchange, the Company accepted for cancellation options to purchase 2,692,082 shares of the Company's common stock, representing approximately 38% of the options that were eligible to be tendered for exchange pursuant to the Offer to Exchange. Subject to the terms and conditions of the Offer to Exchange, the Company will grant new options to purchase an aggregate of up to 2,692,082 shares of the Company's common stock in exchange for those options the Company accepted for exchange.


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





                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 4 to Schedule TO is true, complete and correct.



                                         VINA Technologies, Inc.




                                         /s/ W. Michael West
                                         -------------------
                                         W. Michael West
                                         Chairman and Chief Executive Officer

                                         Date:  August 19, 2002